UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

000-54270
CUSIP NUMBER
498527 100

(Check one):	Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☒ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KLEIN RETAIL CENTERS, INC.

Full Name of Registrant

Former Name if Applicable

330 Intertech Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Angola, IN  46702

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable;

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Klein Retail Centers, Inc. is engaged in ongoing discussions with prospective lenders and investors to seek liquidity through potential restructuring or refinancing of its existing credit facilities and/or issuance of debt or equity which have not yet concluded.  As a result of the Company's pursuit of these initiatives, Klein is not able to complete the preparation, review and filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 within the prescribed time period without unreasonable effort and expense.  Klein  has also filed a Form 12b-25 with the Securities and Exchange Commission for an extension of time to file its 2010 Annual Report on Form 10-K. On April 15, 2011, the Company also filed a Form 8-K to describe the delayed filing of its Form 10-K.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Philipp	414	332-2118
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

Yes ☐ No☒
The Company has not yet filed its annual report on Form 10-K for its fiscal year ended December 31, 2010

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No☒

KLEIN RETAIL CENTERS, INC.
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2011	By:	/s/ Kenneth S. Klein
Kenneth S. Klein, President